Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies (Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except for Ratios	2009	2008
Fixed charges:
Interest expense including amortization of debt discount	$156	$130
Portion of rentals representing an interest factor	35	54
Total fixed charges	$191	$184
Earnings available for fixed charges:
Net income	$517	$703
Equity earnings net of distributions	(12)	(14)
Income taxes	308	405
Fixed charges	191	184
Earnings available for fixed charges	$1,004	$1,278
Ratio of earnings to fixed charges	5.3	6.9